Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

March 13, 2014

BCM

iPath® Pure Beta Broad Commodity ETN

DJP & BCM

DJP: iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN

First generation iPath® Commodity ETN

Directly tracks the commodity benchmark index, the Dow Jones-UBS Commodity Index Total ReturnSM

Broadly and diversified commodity index, weighted according to liquidity & production Exposure to near front-month futures contracts Closer to spot, but potentially high “roll cost“1

BCM: iPath® Pure Beta Broad Commodity ETN

Second generation iPath® Commodity ETN

Tracks the Barclays Commodity Index Pure Beta TR

Broadly and diversified commodity index, weighted according to liquidity

Seeks to track the prices of the underlying Index commodities more effectively, by looking across multiple points of the futures curve Seeks to avoid congestion at the front end of the curve and reduce negative roll yield in contango markets

For Institutional Investors only. Not for onward distribution to retail investors.

1. Futures contracts are, by their terms, subject to expiration. Investors seeking to maintain exposure to a particular futures contract are required to close out their position in the expiring futures contract and establish a new position in a futures contract with a later expiry date. When contracts with more distant expiration dates are priced higher than contracts with earlier expiration dates, rolling the futures contract may result in a loss that is referred as

“roll cost”.

Index Performance

120

Barclays Commodity Index Pure Beta TR

115 Dow Jones-UBS Commodity Index Total Return

110 S&P GSCI Total Return Index

105

100

95

90

85

80

75

Jan-11 Apr-11 Jul-11 Oct-11 Jan-12 Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13 Jan-14

Barclays Commodity Dow Jones-UBS Commodity S&P GSCI®

Index Pure Beta TR Index Total ReturnSM Total Return Index

Annualized Returns -2.5% -6.3% -0.8%

Annualized Volatility1 14.6% 13.9% 17.2%

Source: Bloomberg, 1/31/2011 – 2/28/2014

For Institutional Investors only. Not for onward distribution to retail investors.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

1. Annualized Volatility is calculated as a standard deviation of natural logarithm of monthly returns in the observation period multiplied by the square root of 12. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

Futures Contracts are More than Front Month

Roll cost may be reduced by investing in different tenor across the futures curve.

Liquidity of futures contracts for most commodities is not limited to the front-month contracts

For WTI Crude futures, for instance1:

Liquidity pockets for WTI futures

105

104

103

102

101 Jun ‘14 open

(USD/br 100 interest: $9.6 bn

99

98

price 97

96

95

94 Front month open

93 interest: $26.1bn Dec ‘13 open

WTI 92 interest: $21.7

91 bn

90

89

88

0 1 2 3 4 5 6 7 8 9 10 11 12 13 14

Tenor (months)

For Institutional Investors only. Not for onward distribution to retail investors.

1. Source: Bloomberg, as of 12/31/2012. For illustrative purposes only.

Pure Beta Methodology

Pure Beta uses a quantitative approach to generate commodity returns that attempt to be more representative of the commodity market by choosing a liquid tenor index along the curve that has specific characteristics

Pure Beta uses a multi-step allocation process intended to implement an allocation that mitigates curve dislocation and minimizes roll cost.

Each month, Pure Beta allocates to one of the 12 front futures contracts using a 4-step process:

Step 1 Calculate the Front Year Average Commodity Price1

Step 2 Rank contracts based on the Tracking Error to the Front Year Average Price Step 3 Filter Out Illiquid Tenors Step 4 Filter Out Dislocated Tenors

For Institutional Investors only. Not for onward distribution to retail investors.

1. The “Front Year Average Price” is calculated as the average of the settlement prices of the contracts in the upcoming 12 months weighted by their open interest.

Index Sector Allocations

Index allocations for benchmark commodity indices, as of June 28, 2013:

100% 2.4%

5.7% 5.2%

90% 15.7% 6.3%

18.6% 2.7%

80% 13.9%

19.5%

70% 12.6%

60%

50% 21.9%

30.4%

40%

71.9%

30%

20% 40.5%

32.6%

10%

0%

Barclays Commodity Index Pure Dow Jones-UBS Commodity Index S&P GSCI® Total Return Index

Beta TR Total ReturnSM

Livestock Industrial Metals Precious Metals Agriculture Energy

For Institutional Investors only. Not for onward distribution to retail investors.

1. Source: Bloomberg, as of 6/28/2013.

Appendix

Page

Returns Table 9

Commodity Periodic Table 10

Detailed Methodology 11-13

Pure Beta applied to single commodities 14

The Pure Beta Suite 15

Monthly Index Returns

Barclays Commodity Index Pure Beta TR

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Year*

2011 3.4% 3.1% 5.1% -5.2% -4.5% 4.4% 1.6% -15.0% 8.2% -0.4% -3.6% -5.0%

2012 4.9% 3.4% -2.4% -0.7% -9.9% 3.0% 5.2% 4.9% 0.8% -4.0% 0.9% -2.0% 3.1%

2013 2.9% -4.6% -0.2% -4.7% -1.2% -4.5% 3.0% 4.8% -3.0% -0.7% -1.6% 0.8% -9.2%

2014 -1.9% 5.8% 3.8%

Dow Jones-UBS Commodity Index Total ReturnSM

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Year*

2011 1.3% 2.1% 3.5% -5.1% -5.0% 3.0% 1.0% -14.7% 6.6% -2.2% -3.7% -14.2%

2012 2.5% 2.7% -4.1% -0.4% -9.1% 5.5% 6.5% 1.3% 1.7% -3.9% 0.1% -2.6% -1.1%

2013 2.4% -4.1% 0.7% -2.8% -2.2% -4.7% 1.4% 3.4% -2.6% -1.5% -0.8% 1.2% -9.5%

2014 0.3% 6.2% 6.6%

S&P GSCI Total Return Index

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Year*

2011 3.7% 4.4% 4.4% -6.9% -5.3% 2.4% -1.8% -12.2% 9.7% 1.4% -2.1% -4.1%

2012 2.2% 6.1% -2.4% -0.5% -13.0% 1.2% 6.4% 6.4% -1.4% -4.1% 1.5% -0.6% 0.1%

2013 4.4% -4.4% 0.8% -4.7% -1.5% 0.2% 4.9% 3.4% -3.4% -1.4% -0.8% 1.9% -1.2%

2014 -1.6% 4.5% 2.8%

Source: Bloomberg, 1/31/2011-2/28/2014 *2011 Yearly returns exclude January

For Institutional Investors only. Not for onward distribution to retail investors.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

Commodity Sub-Index Annual Returns

2006 2007 2008 2009 2010 2011 2012

Industrial Metals Grains Precious Metals Industrial Metals Softs Precious Metals Grains

72.35% 42.07% -4.06% 79.98% 59.90% 4.56% 18.25%

Precious Metals Agriculture Grains Softs Precious Metals Livestock Precious Metals

27.11% 29.89% -26.32% 44.24% 42.66% -2.30% 6.29%

Grains Precious Metals Agriculture Precious Metals Agriculture Softs Agriculture

23.61% 25.95% -27.47% 29.20% 38.49% -13.97% 3.98%

Agriculture Energy Livestock Agriculture Grains Agriculture Industrial Metals

14.25% 20.69% -28.40% 13.72% 30.28% -14.35% 0.67%

Livestock Softs Softs Grains Industrial Metals Grains Livestock

-6.12% -3.45% -28.43% -1.65% 16.24% -14.41% -3.54%

Softs Industrial Metals Energy Energy Livestock Energy Energy

-11.97% -9.86% -47.33% -5.30% 9.27% -15.97% -9.36%

Energy Livestock Industrial Metals Livestock Energy Industrial Metals Softs

-41.41% -10.67% -48.27% -15.07% -10.55% -24.23% -22.39%

Ranked in order of performance

Source: Bloomberg, 12/31/05–12/31/12, using Dow Jones-UBS Commodity Sector Indices.

For Institutional Investors only. Not for onward distribution to retail investors.

Index Returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

Pure Beta Methodology (1)

Step 1: Calculate the Front Year Average Price (FYAP) for a Commodity

Front Year Average Price (FYAP)

An open interest-weighted average price of contracts with expiries in the next 12 months

Designed to be a more reflective measure of the true economic value of a given commodity than the front month price

% of Total

Open Open

Interest Interest Price

Contract 1 348,022 37.7% 77.28

Contract 2 102,819 11.1% 78.66

Contract 3 90,525 9.8% 79.84

Contract 4 28,414 3.1% 80.74

Contract 5 24,735 2.7% 81.52

Contract 6 107,030 11.6% 82.24

Contract 7 27,728 3.0% 82.85

Contract 8 13,753 1.5% 83.36

Contract 9 26,196 2.8% 83.86

Contract 10 15,506 1.7% 84.37

Contract 11 15,823 1.7% 84.91

Contract 12 123,804 13.4% 85.46

Front Year Average 80.27

Step 2: Calculate the Tracking Error of each Tenor Index to the FYAP

Determine the Tenor Indices that are the best proxies for the front year average price by measuring the tracking error of each index to the front year average price

Tracking error is the standard deviation of the past 3 months of differences between the daily returns of the front year average price and a Tenor Index

Tracking Error to FYAP

7%

6%

FYAP 5%

to 4%

Error 3%

Tracking 2%

1%

0%

1 2 3 4 5 6 7 8 9 10 11 12

Tenor Index

For Institutional Investors only. Not for onward distribution to retail investors.

The table and chart above are hypothetical and for illustrative purposes only. They should not be viewed as an indication or prediction of future results.

Pure Beta Methodology (2)

Step 3: Filter Out Illiquid Tenor Indices

Tenor Indices with a percentage of total open interest of less than 7% are removed to avoid an allocation to a less liquid contract

Percentage open interest for a Tenor Index is the open interest of the Tenor Index’s contract divided by the commodity’s front year total open interest on any particular day

Tenor % of Total

Index Open Interest Open Interest Eligible?

1	92,462 16.8%
2	62,238 11.3%
3	41,772 7.6%
4	63,324 11.5%
5	23,670 4.3%
6	58,819 10.7%
7	63,250 11.5%
8	53,107 9.7%

9 41,954 7.6%

10 17,790 3.2%

11 17,200 3.1%

12 14,368 2.6%

Step 4: Filter Out Dislocated Tenor Indices

Identify Tenor Indices that appear to be experiencing unusual flows

Assume that under “normal” conditions, the volatility of a Tenor Index decreases with its maturity

Seek to avoid Tenor Indices that violate this downward-sloping volatility rule

Curve Dislocation

50%

Dislocation Downward sloping

volatility profile

45%

40%

Volatility 35%

30%

25%

12 34 56 78 9 10 11 12

Tenor Index

For Institutional Investors only. Not for onward distribution to retail investors.

The table and chart above are hypothetical and for illustrative purposes only. They should not be viewed as an indication or prediction of future results.

Pure Beta Methodology (3)

The Pure Beta methodology allocates to a contract along the futures curve that has the lowest tracking error to the Front Year Average Price, subject to liquidity and curve dislocation filters

Tracking Error to FYAP*

8%

7%

FYA 6%

to 5%

Error 4%

3%

Tracking 2%

1%

0%

1234 5 678 9 10 11 12

Tenor Index

Filter Out Illiquid Tenors

Filter Out Dislocated Tenors

Pure Beta Allocation

For Institutional Investors only. Not for onward distribution to retail investors.

*	Stylized example for illustrative purposes only.

The Pure Beta Suite

The Pure Beta methodology has been applied to a variety of broad, sector, or single commodity indices.

The iPath® suite offers the following Pure Beta ETNs:

BCM, SBV

Broad Energy Agriculture Livestock Industrial Metals Precious Metals

ONG DIRT LSTK HEVY BLNG

Sectors Energy Agriculture Livestock Industrial Metals Precious Metals

Grains Softs GRWN

WEET

Single

Cocoa CHOC Aluminum FOIL

Coffee CAFE Copper CUPM

Crude Oil OLEM Cotton CTNN Nickel NINI

Sugar SGAR Lead LEDD

For Institutional Investors only. Not for onward distribution to retail investors. iPath® Commodity ETNs are linked to indices reflecting returns potentially available from an investment in futures contracts on the specified physical commodities. Please see the applicable prospectus for additional information.

Disclosure

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because certain ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, such ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

Barclays Pure Beta Series 2 Methodology: The Barclays Pure Beta Series 2 Methodology seeks to mitigate distortions in the commodities markets associated with investment flows and supply and demand distortions. However, there is no guarantee that the Pure Beta Series 2 Methodology will succeed in these objectives and an investment in the ETNs linked to indices using this methodology may underperform compared to an investment in a traditional commodity index linked to the same commodities.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange throughany brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Opco, LLC (“Dow Jones Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities LLC (“UBS”), and have been licensed for use by Barclays Bank PLC. “Dow Jones®,” “DJ,” “UBS”, “Dow Jones-UBS Commodity IndexSM”, “Dow Jones-UBS Commodity Index Total ReturnSM”, and “DJ-UBSCISM”, are service and/or trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC. The ETNs based on the Dow Jones-UBS Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, UBS, UBS AG, Dow Jones Opco or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS, UBS AG, Dow Jones Opco or any of their respective affiliates, makes any representation or warranty, express or implied, to the owners of or counterparts to the ETNs based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs based on any of the indices particularly.

Each of the Barclays commodities indices referenced herein is a trademark of Barclays Bank PLC.

© 2014 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE